CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

August 28, 2015

VIA EDGAR

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2014
Filed April 27, 2015
File No. 1-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Jose Antonio Gonzalez Flores, Chief Financial Officer of the Company, dated August 4, 2015 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2014 (the “2014 20-F”), filed with the Commission on April 27, 2015. The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated the Staff’s comments before the corresponding response.

Form 20-F for the period ended December 31, 2014

Item 5 – Operating and Financial Review and Prospects

Results of Operations, page 123

1.	We note your response to our comment number 2 from our letter dated June 25, 2015. Your proposed amended disclosure continues to indicate that part of the difference for the change in the deferred income tax expense between fiscal years 2014 and 2013 is attributable to the changes in income tax rates in some of the countries Cemex operates in. To the extent the mix of income in tax jurisdictions is impacting your effective tax rate, please expand this disclosure in MD&A to provide investors with quantified analysis and additional insight into the tax jurisdictions and other factors impacting your foreign tax rates for each period presented. Please refer to Item 303(a)(3)(1) of Regulation S-K and Section 501.12.b.(2) of the Financial Reporting Codification for guidance.

RESPONSE: CEMEX confirms to the Staff that CEMEX’s mix of income in different tax jurisdictions impacts its effective tax rate considering the different income tax laws and income tax rates to which CEMEX is subject in such different jurisdictions.

In connection with the Staff’s comment, at the end of CEMEX’s current disclosure of Income Taxes on pages 114 and 115 under its critical accounting policies in Item 5 – Operating and Financial Review and Prospects, before the description of CEMEX’s derivative financial instruments, CEMEX proposes to include in any of CEMEX’s subsequent filings, additional disclosure in order to provide investors with additional insight into CEMEX’s tax jurisdictions and other factors that impact CEMEX’s foreign tax rates during the periods presented, to the extent that such additional information would not compromise any ongoing process or agreement between CEMEX and any tax authorities.

CEMEX’s proposed additional disclosure would be as follows:

Our effective income tax rate is determined by dividing the line item Income Tax in our consolidated statements of operations, which is comprised by current and deferred income tax benefit or expense for the period, into the line item Gain (loss) before income tax. This effective tax rate is further reconciled to our statutory tax rate applicable in Mexico and is presented in note 19C) to our audited consolidated financial statements included elsewhere in this annual report. During the reported periods, CEMEX has experienced consolidated losses before income tax. In any given period whereas a loss before income tax is reported, the reference statutory tax rate applicable in Mexico to which CEMEX reconciles its effective income tax rate is shown as a negative percentage. A significant effect in CEMEX’s effective tax rate and consequently in the aforementioned reconciliation of CEMEX’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. For the years ended December 31, 2014 and 2013, the statutory tax rates in CEMEX’s main operations were as follows:

Country	2014	2013
Mexico	30.0%	30.0%
United States	35.0%	35.0%
United Kingdom	21.5%	23.3%
France	38.0%	38.0%
Germany	29.8%	29.8%
Spain	30.0%	30.0%
Philippines	30.0%	30.0%
Colombia	34.0%	34.0%
Egypt	30.0%	25.0%
Switzerland	9.6%	23.5%
Others	10.0% -39.0%	10.0%-39.0%

CEMEX’s current and deferred income tax amounts included in our consolidated statement of operations are highly variable, and are subject, among other factors, to the amounts of taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others. See our discussion of operations included elsewhere in this Item 5 – Operating and Financial Review and Prospects.

Note 19 Income Taxes

19C) Effective Tax Rate page F-80

2.	We note your response to our comment number 3 from our letter dated June 25, 2015. As described in footnote 2 to your proposed expanded tax rate reconciliation, you recorded additional income tax expense of over Ps10,000 for “effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards during the period.” Please refer us to where this component of tax expense is discussed in your filing and provide us with a detailed explanation of the calculation. Explain how the charge has impacted the balance of your deferred income tax asset for tax loss carryforwards and other tax credits, which was Ps25,720 and Ps26,290 as of December 31, 2014 and 2013, respectively.

RESPONSE: In connection with the Staff’s comment, CEMEX respectfully notes for the Staff that as mentioned in our first response to the Comment Letter, considering CEMEX’s complex worldwide tax structure which is subject to numerous laws that require interpretation and that are not consistent among the countries in which we operate, significant judgment is required to appropriately aggregate several similar items into a few major categories in order to present consolidated tabular information that would be summarized at an appropriate level for such information to be relevant to financial statement users. According to this, for purposes of the reconciliation of the effective tax rate, in its 2014 audited consolidated financial statements, CEMEX originally aggregated the effects from changes in deferred tax assets with the effects of applying different income tax rates in several jurisdictions. According to the Staff’s previous comment, CEMEX proposed the disaggregation of such information in its subsequent filing.

CEMEX notes for the Staff that all items within the effective tax rate reconciliation are stated as the amount of each item as a percentage of consolidated loss before income taxes using CEMEX S.A.B. de C.V.’s statutory tax rate of 30%. The line item “Differences in the income tax rates in the countries where CEMEX operates” shows the difference between each item presented according to the 30% statutory tax rate, and the applicable tax rate in the country where each item originated.

The line item “Changes in deferred tax assets” showing a 610.6% in the effective income tax rate reconciliation, or Ps(10,118) as noted by the Staff, relates mainly to two effects: 1) tax losses incurred during the year for which no deferred tax asset was recognized, and therefore no deferred income tax benefit is recorded in the statement of income and 2) recognition/derecognition of deferred tax assets in the current year relative to tax losses incurred in prior years, which results in a deferred income tax charge/benefit being recognized in the statement of income.

As of December 31, 2014, the balance of CEMEX’s deferred tax assets related with tax loss carryforwards and other tax credits decreased slightly from Ps26,290 in 2013 to Ps25,720 in 2014. CEMEX hereby confirms that there were no significant individual effects to point out occurring during 2014.

According to the Staff’s requirement for a detailed calculation of CEMEX’s amounts, the following tables illustrates a walk through from the determination of CEMEX’s effective tax rate for the year ended December 31, 2014 to the changes in deferred tax assets related with tax loss carryforwards and other tax credits presented in CEMEX’s reconciliation of the effective income tax rate for the period:

CEMEX’s effective income tax rate for the year ended December 31, 2014 is as follows:

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

For the year ended December 31, 2014

Million of Mexican pesos

	2014
Loss before income tax	Ps	(1,657)
Income tax expense	Ps	(4,023)

Effective income tax rate		242.7%

The quantification of the proposed reconciliation of the effective income tax rate for the year ended December 31, 2014 is as follows:

	2014
	%	Effect (expense) benefit
Statutory tax rate applicable in Mexico	(30.0)	Ps	497
Non-taxable dividend income	(4.4)		73
Expenses and other non-deductible items	81.7		(1,354)
Unrecognized effects during the year related to applicable tax consolidation regimes	6.1		(101)
Non-taxable sale of marketable securities and fixed assets	(52.6)		872
Difference between book and tax inflation	48.4		(802)
Differences in the income tax rates in the countries where CEMEX operates	(454.8)		7,536
Changes in deferred tax assets	610.6		(10,118)
Changes in provisions for uncertain tax positions	35.3		(585)
Others	2.4		(42)

Effective consolidated tax rate	242.7	Ps	(4,023)

The following table sets forth those items that relate to tax loss carryforwards and other tax credits, showing which items had an effect on the account balance, and those items that had no effect on the account balance but are reconciled in the effective tax rate reconciliation for the year ended December 31, 2014:

	2014
	Changes in the balance sheet		Amounts shown in the effective tax rate reconciliation
Tax loss carryforwards generated and not recognized during the year	Ps	—	(9,780)
Derecognition of previously recognized deferred tax assets related to tax loss carryforwards and other tax credits from prior years		(4,015)	(4,015)
Recognition of previously unrecognized deferred tax assets related to tax loss carryforwards and other tax credits from prior years		3,677	3,677
Foreign currency translation and other minor effects		(232)	—

Changes in deferred tax assets	Ps	(570)	(10,118)

*        *        *         *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ José Antonio Gonzalez
Name:	José Antonio Gonzalez
Title:	Chief Financial Officer